**Exhibit 10.30**

**Summary of Loan Agreement**

**Parties:**

Changda Chemicals

China Minsheng Banking Corp., Ltd.

**Date**: July 26, 2010

**Material Terms:**

On July 26, 2010, Changda Chemicals entered into a loan contract with China Minsheng Banking Corp., Ltd., for a loan in the amount of $2,210,694. The loan is due and payable on July 26, 2011. The interest rate should be 20% more than the Benchmark Lending Rate issued by the China Central Bank and Should be adjusted every month, with the executed interest rate as 6.372% per annum. Interest shall be payable on a monthly basis. The loan is secured by land use right and factory building of Weifang Changda Chemicals Co., Ltd., our subsidiary and guaranteed by Weifang Changda Fertilizer Co., Ltd, our subsidiary.

文本编码：CMBC-HT184（公司2010）

# 流动资金贷款借款合同

编号：公借贷字第 2010-03021 号



中国民生银行股份有限公司

# 目录

# 流动资金贷款借款合同

借　款　人：潍坊昌大化工有限公司　　　　（以下简称"甲方"）

住　　　所：潍坊海化开发区新兴村东

邮 政 编 码：262737

法定代表人/主要负责人：朱华然

电　　　话：0536-5302018

传　　　真：0536-5302018

开 户 银 行：中国民生银行股份有限公司潍坊分行

账　　　号：4101014170000271

贷　款　人：中国民生银行股份有限公司　潍坊分行　（以下简称"乙方"）

住　　　所：潍坊市胜利东街5087号

邮 政 编 码：261041

法定代表人/主要负责人：马杰

电　　　话：0536-8052925

传　　　真：0536-8052993

根据中华人民共和国现行相关法律、法规，甲、乙双方经协商一致，制定本合同，以共同信守。

## 第一章　　借款用途

**第1条** 本合同项下的借款用途为：日常经营，未经乙方书面同意，甲方不

2

得改变借款用途。

## 第二章 借款金额与期限

**第 2 条** 本合同项下借款金额为人民币（大写）壹仟伍佰万元整（小写）15000000.00 元（大小写不一致时，以大写为准）。

**第 3 条** 乙方依据本合同约定向甲方提供流动资金贷款为：

√ 短期贷款。

☐ 中长期贷款。

**第 4 条** 本合同项下的借款期限为 1 年；具体为：自 2010 年 7 月 30 日（约定的首次提取日）至 2011 年 7 月 26 日（约定的贷款到期日）。约定提款日与实际提款日不一致的，以实际提款日为准。

## 第三章 利息计算

**第 5 条**

**5.1** 本合同项下的合同贷款利率为年利率 6.372 %（即中国人民银行公布且在本合同签订日适用的 1 年贷款基准利率 上 [上][下]浮动 20 %）。

**5.2** 本合同项下贷款按照第四章的约定发放至甲方在乙方开立的贷款发放账户之日为本合同项下贷款的提款日，本合同项下贷款自提款日起开始计息。甲方应在每一结息日向乙方支付自提款日（含该日）或上一结息日的次日起至该结息日（含该日）之间产生的利息，以及于该结息日到期的本金（如有）。

**5.3** 本合同项下借款的计、结息周期为：

√ 按日计息，按月结息，结息日为每月的第 20 日，但最后一个结息日为贷款到期日。

☐ 按日计息，按季结息，结息日为每季末月的第 20 日或___日，最后一

3

个结息日为贷款到期日。

☑利随本清，利息于到期日一次付清（适用于一年期以内的贷款）。

**5.4** 乙方对甲方到期应付而未付的借款本金，自逾期之日起（含该日）按合同贷款利率上浮[ 50 ]%（称为"逾期利率"）计收逾期罚息，对甲方不能按时支付的利息和逾期罚息，按逾期利率按月在结息日或结息日的对日计收复利，按实际逾期天数计算，逐月累算。**（注：此处上浮比例应位于30%-50%之间）**

**5.5** 甲方未按约定用途使用借款资金的，就其违约使用的贷款金额自违约日起（含该日）按合同贷款利率上浮[ 100 ]%（称为"罚息利率"）计收罚息，对甲方不能按时支付的罚息，按罚息利率按月在结息日或结息日的对日计收复利，按实际挪用天数计算，逐月累算。乙方并可追究甲方的其他违约责任且有权随时宣布全部或部分未到期贷款立即到期。**（注：此处上浮比例应位于50%-100%之间）**

**5.6** 本合同签订后，如遇中国人民银行调整上述基准利率，则本合同项下的合同贷款利率选择为：

☒不随之调整。

☑自动在新的基准利率基础上按照本合同5.1款约定的浮动比例浮动；对于已发放的贷款，调整后的合同贷款利率自基准利率调整日之后的第一个结息日的次日起对该笔贷款开始适用，开始适用之日即应按调整后的合同贷款利率计息。

合同贷款利率发生变更的，本合同下的逾期利率、罚息利率自动作相应变更，并与合同贷款利率同时开始适用，分段计算。

根据本合同第5.6款约定而进行的利率调整，双方无须签订协议，任何一方均无须通知另一方或征得其同意，也无须通知担保人或征得其同意。

# 第四章　借款发放及支付

**第6条** 本合同生效后，甲方采用下列方式提取本合同项下借款：

✓一次性提取本合同项下全部借款。

☒按照附件一中的约定分次提取。

☒其他方式：________________

4

**第 7 条** 甲方提取本合同项下任何一笔借款时，均须满足下列前提条件，并且每次提取借款均须至少提前三个营业日根据乙方要求向乙方提交提款申请，否则乙方有权拒绝甲方提款，但乙方在以下条件未全部满足的情况下发放贷款，并不构成乙方的履约瑕疵：

**7.1** 甲方已按乙方要求提供了包括但不限于以下文件：

**7.1.1** 经年检合格的甲方营业执照、组织机构代码证和税务登记证明、现行有效的公司章程、甲方法定代表人身份证明及身份证复印件。

**7.1.2** 甲方董事和与本合同项下事宜有关的高级管理人员的名单及各自的签字样本。

**7.1.3** 有关本合同项下借款及授权相关人员签署本合同及相关文件的董事会决议/股东会决议。

**7.1.4** 甲方签署的提款申请。

**7.1.5** 对于采用自主支付方式的贷款，第一笔放款之后的每笔提款，应提供前次自主支付贷款资金的使用情况说明。

**7.2** 甲方已按照有关法律法规和规章规定，办妥与本合同项下贷款有关的行政许可、批准、登记及其他法定手续。

**7.3** 作为本合同项下借款担保的相关担保文件已生效，抵押权/质权已设立。

**7.4** 没有发生并持续存在任何违约事件，或虽发生违约事件但已得到令乙方满意的解决或得到乙方的豁免。

**7.5** 甲方在本合同第 12 条中所做出的任何陈述与保证均是真实、准确、有效的。

**7.6** 至提款时甲方财务状况未发生重大不利变化。

**第 8 条** 借款的发放

对于甲方的每笔提款，乙方核准后将核准的借款发放至甲方的贷款发放账户，并自提款日起开始计息。在本合同项下的贷款发放账户为：

☒放款监管账户

开户行：__中国民生银行股份有限公司潍坊分行__________。

账号：______________________________

√ 结算账户

开户行：中国民生银行股份有限公司潍坊分行

账号：410101417000027 1

☒ 其他：

**第9条** 借款的支付管理方案

**9.1** 乙方在本合同项下向甲方提供的贷款资金采取如下方案支付：

☒全部受托支付。

☐ 全部自主支付。

☒符合下列条件的采取受托支付，其余采取自主支付：

受托支付条件为：☐ 甲方单笔支付金额大于人民币＿＿＿＿元（不含）。

☐ ＿＿＿＿＿＿＿＿

**9.2** 在第9.1款约定的贷款支付管理方案中：

受托支付，指甲方根据本合同附件三的要求向乙方提交《支付申请书》及商务合同等相关文件，乙方审查合格后，根据甲方的支付申请和支付委托将相应款项通过贷款发放账户支付给符合合同约定用途的交易对象。

自主支付，指甲方根据本合同附件三的要求向乙方提交《支付申请书》，乙方审查合格后，根据甲方的支付申请将相应款项划付至贷款发放账户后，并由甲方自主支付给符合合同约定用途的交易对象。

采用自主支付方式的，甲方应按 ☒月 ☐季 向乙方定期汇报贷款资金的使用记录和资料；并且，在乙方另有其他要求时，甲方应根据乙方要求另行及时提供贷款资金使用记录和资料。双方另行约定其他监管方式的，甲方还应执行乙方的其他监管要求。

**9.3** 借款支付过程中，甲方信用状况下降、主营业务盈利能力不强、贷款资金使用出现异常的，乙方有权降低受托支付方式适用的金额标准；也有权暂停贷款资金的发放和支付，在此情况下，乙方可及时通知甲方协商补充贷款发放和支付条件。

**第10条** 借款的支付

贷款发放账户内的款项，均应按照本合同第 9 条约定的支付管理方案进行受托支付及/或自主支付。甲方申请支付每笔款项均应提前三个营业日向乙方提交《支付申请书》及相关文件，乙方核准后对甲方申请的该笔款项进行支付；乙方认为甲方的支付申请不合格的，有权要求甲方予以调整或拒绝甲方的支付申请。由此造成的付款延误等任何责任及后果由甲方自行承担，乙方不承担任何责任。

# 第五章　　借款的偿还

**第 10 条**

**10.1** 甲方偿还借款本金的方式为：

☑ 于本合同第 4 条约定的到期日一次还本；

☐ 按附件二所列日期及金额分期还本。

**10.2** 在本合同项下，甲方指定如下账户为资金归笼账户：<u>开户行：中国民生银行股份有限公司潍坊分行账号：4101 4170000271</u>　　。资金归笼账户用于资金归笼并作为本合同项下的还款账户，甲方须及时应乙方要求提供该账户资金进出情况说明。若乙方要求，甲方应与乙方就该还款账户签订账户管理协议。

**10.3** 本合同项下贷款的实际首次提取日与约定的首次提取日不同的，本合同项下贷款的到期日按照如下方式确定：

**10.3.1** 甲方偿还借款本金的方式为到期一次还本的，贷款到期日依照第 4 条约定的借款期限及贷款的实际首次提取日自动变更；

**10.3.2** 甲方偿还借款本金的方式为分期还本的，贷款到期日依照第 4 条约定的借款期限及贷款的实际首次提取日自动变更，其他分期还本日不因实际首次提款日而变更，贷款应按附件二所列各分期还本日期及金额到期清偿。

**10.4** 如遇还本日为法定节假日，则该还本日顺延至此后的第一个营业日，相应的利息亦应计算至顺延后的还本日。如遇结息日为法定节假日，则相应的利息的计算至结息日当日，但利息支付日顺延至结息日之后的第一个营业日。

**10.5** 甲方还款账户中资金不足清偿借款本息时，乙方有权直接从甲方在中国民生银行所有营业机构开立的账户中扣收依本合同约定甲方应偿付的借款本金、利息、罚息、复利、违约金及其他应付费用。因此造成的利息损失及其他任何损

失，乙方不承担责任。

**10.6** 甲方提前还款应在本合同项下借款并无任何逾期的前提下进行，并应当提前 10 个营业日向乙方提出书面申请。对于甲方的提前还款申请：

√乙方同意甲方提前还款并不收取甲方违约金。

☒乙方同意甲方提前还款，乙方除按照甲方实际用款天数及本合同约定的合同贷款利率收取贷款利息外，还有权按照以下标准向甲方收取提前还款违约金：

提前还款违约金=提前还款金额×（本合同约定的借款期限－实际借款期限）×日违约金比例____。

☒甲方不得提前还款。

**10.7** 若甲方认为需要展期，至少应当在本合同到期日前提前 30 日向乙方提交《借款展期申请书》，经乙方审核同意的由双方另行签订《借款展期协议》。乙方不同意展期的不得展期，甲方应按本合同约定按期足额还款。

# 第六章　　担保

**第 11 条** 为保证本合同项下的借款能够得到清偿，甲、乙双方约定采取如下一项或数项担保：

☒保证，详见编号为____/____担保字第____/____号《保证合同》。

☒抵押，详见编号为____/____担抵字第____________号《抵押合同》。

☒质押，详见编号为____/____担质字第____/____号《质押合同》。

☒其他：____/____。

若甲乙双方已签订了《综合授信额度合同》，则采取如下一项或数项担保：

☑保证，由潍坊昌大肥料有限公司提供连带责任保证编号为 4188 2010 2-19 465 号《保证合同》。

☑抵押，由潍坊昌大化工有限公司所有的国有土地使用权及地上房产抵押编号为 2010－0321、2010－0322、2010－0323、2010－0324 号《抵押合同》。

☒质押，编号为____/____号《质押合同》。

☑其他：由朱东然先生提供连带责任保证，编号为
杭银2010294466

# 第七章　　甲方的陈述与保证

**第12条** 甲方的陈述与保证：

**12.1** 甲方是依法成立并有效存续的法人，拥有充分的民事权利能力和民事行为能力订立并履行本合同，并已取得了签订本合同所需的一切必要的许可、批准、登记及备案。

**12.2** 甲方为签署本合同所需的全部内部授权手续均已办理完毕并充分有效。甲方签署本合同、履行其在本合同项下的义务，均不会与其现行章程和内部规章或对甲方具有约束力的任何合同、协议及其他文件相抵触。

**12.3** 本合同签署时，未发生也不存在任何针对甲方提起的、可能令甲方履行本合同产生重大不利影响的诉讼、仲裁、行政程序、司法或行政机关的执行程序，或其他潜在的重大纠纷。

**12.4** 本合同项下项目及本合同项下的借款事项符合中国及项目、借款事项所适用的法律法规的要求以及乙方的要求。

**12.5** 甲方不存在任何未向乙方披露的重大债务或或有负债。

**12.6** 甲方保证其提供给乙方的全部资料是真实、完整和有效的，甲方未遗漏和隐瞒任何重要的事实。

**12.7** 甲方保证按本合同和法律法规规定的用途使用本合同项下贷款资金，且甲方每次支用借款应与当次《支付申请书》中载明的内容一致；甲方保证不挪用贷款资金，不将贷款资金用于固定资产、股权等投资，不用于国家禁止生产、经营的领域和用途。

**12.8** 甲方将接受乙方对本合同项下借款使用情况的调查、了解和监督，甲方将积极配合乙方进行贷款支付管理、贷后管理及相关检查，并应乙方要求随时提供相应文件。

**12.9** 甲方将积极配合乙方对其有关生产、建设、经营及财务状况的调查、了解及监督；按时向乙方提供资产负债表、损益表、现金流量表等财务报表的副本。

**12.10** 甲方如发生对其正常经营构成危险或对其履行本合同项下还款义务构

9

成重大威胁的任何事件（包括但不限于本条第12.3款约定的事件），应立即书面通知乙方。

**12.11** 甲方如进行合并、分立、兼并、股份制改造、股权转让、承包、租赁、联营、投资、增加债务融资、申请停业整顿、申请解散、申请和解/重整/破产、转让或以其他方式处置其任何重大资产，以及进行其他足以引起本合同之债权债务关系变化或影响乙方权益的行为时，应事先通知乙方，并经乙方书面同意，否则不得进行上述行为。

**12.12** 在本合同有效期内，甲方变更住所地、名称，或甲方法定代表人及其他高级管理人员发生人事变动时，应在变更后七日内书面通知乙方。

**12.13** 在设有担保的情况下，担保人违反担保合同约定的任何义务或承诺，或丧失担保能力，或担保物毁损或价值明显减少时，甲方保证立即按照乙方要求提供令乙方满意的新的担保或提前清偿本合同项下的借款。

**12.14** 如甲方需向第三方转让其在本合同项下的债务，必须经乙方书面同意。

**12.15** 甲方保证其信用状况和经营状况良好，甲方的其他借贷行为无重大变化，无不良记录。

# 第八章　　乙方的权利与义务

**第13条　乙方的权利及义务**

**13.1** 乙方保证本合同的签署已得到有效授权。

**13.2** 在甲方完全适当地履行了本合同及甲乙双方就本合同项下贷款达成的其他协议中为甲方设定的义务，且满足放款条件的前提下，乙方应如期足额向甲方发放贷款。

**13.3** 乙方对基于本合同的签订与履行而获知的甲方的有关其债务、财务、生产、经营等方面的资料及情况负有妥善保管和保密义务，未经甲方同意，不得以任何方式披露给无关的当事人，但以下情况除外：

**13.3.1** 依照法律法规的规定或有权机关或乙方上市的证券交易所的要求而进行的披露；

13.3.2 在乙方向第三方转让本合同项下债权，或者协议由第三方对本合同项下债权进行信托管理，或者进行其他方式的资产证券化安排时，乙方向该第三方，以及依照相关的法律法规或规章向相关的当事人进行的披露。

13.4 在本合同有效期内，乙方变更住所地时，应及时发布变更地址的公告。

13.5 如乙方需向第三方转让其在本合同项下的债权，不必取得甲方同意，也无义务通知甲方。

13.6 甲方支付的款项（包含乙方依本合同取得的款项）按下列顺序清偿债权：（1）实现债权和担保权利的费用；（2）损害赔偿金；（3）违约金；（4）复利；（5）罚息；（6）利息；（7）本金。乙方有权变更上述顺序。

13.7 乙方有权对本合同项下贷款的使用进行监督、审查，了解甲方经营活动，提供担保和债务纠纷等情况；乙方有权对甲方提供的担保物和担保人的担保能力定期进行监测、重估，担保物价值或担保人的担保能力下降的，乙方有权随时要求甲方追加提供担保。

13.8 对于甲方根据本协议开立的放款监管账户，乙方不出售重要空白凭证，不通存通兑；并且，除非另行取得乙方同意，不开通企业网上银行。

13.9 乙方有权根据甲方资金回笼情况提前收回贷款。

13.10 乙方有权参与甲方的大额融资、资产出售以及兼并、分立、股份制改造、破产清算等活动。

## 第九章　　违约责任

第 14 条　发生如下任一情况，均视为甲方违约：

14.1 因甲方或担保人的原因，未依约办理完毕本合同约定的担保手续，或甲方未按本合同约定的时间到乙方处办理提款手续，逾期时间达到或超过本合同约定的提款日 30 日（含法定节假日、休息日）的，乙方有权依违约金额和实际逾期天数按逾期利率计收违约金，且乙方有权解除本合同。

14.2 甲方不按本合同约定的还款期限偿还到期应付款项。

14.3 甲方向乙方提供虚假的或隐瞒重要事实的资产负债表、损益表的，或者拒绝接受乙方对其使用借款情况和有关生产、经营、财务活动进行监督的，或甲

方在做出本合同中任何一项事实陈述时，在该事实陈述的任何重大方面存在着不真实、不准确或误导。

**14.4** 甲方明确表示或者以自己的行为表明不履行本合同或其他承诺中的任何一项义务或担保人违反担保合同中为其设定的任何一项义务；

**14.5** 甲方违反本合同第七章中做出的任何一项承诺与保证，或违反其与乙方签署的其他协议，或其作为一方当事人与他人签署的合同或协议或单方做出的承诺或保证，对其他债务构成违约行为或其他债务已被其他债权人宣告加速到期或可能被宣告加速到期。

**14.6** 甲方未按本合同约定的用途使用贷款资金，或未按本合同第四章的约定提取和支付贷款资金的。

**14.7** 本合同项下的担保发生了不利于乙方债权的变化，包括但不限于担保合同或其他担保方式未生效、无效、被宣布撤销，或担保人出现部分或全部丧失担保能力或明确表示不履行担保义务，或担保人违反担保合同或其他承诺中约定的任一义务或承诺，或抵押财产、质押财产毁损、灭失、价值减少，而甲方未能按乙方要求另行提供所需新的担保的。

**14.8** 甲方财务状况发生重大变化，或者突破本合同约定的财务指标的。

**14.9** 甲方采用化整为零等方式规避提款应采用受托支付要求的。

**14.11** 本合同项下甲方的贷款发放账户、还款账户被有关机关冻结或扣划的，或者甲方涉及诉讼、仲裁、行政处罚及其他司法行政程序，可能对甲方履行本合同产生不利影响的。

**14.12** 发生其他重大不利变化，甲方不能在乙方要求的时间内做出补救的。

**第15条** 甲方发生上述违约事件时，乙方除有权按照本合同约定行使相应的权利外，有权宣布本合同项下全部或部分贷款立即到期，提前收回已发放的贷款，并停止继续发放贷款。

**第16条** 因甲方违约致使乙方采取诉讼方式实现债权的，甲方应承担乙方为此支付的诉讼费、律师费、差旅费及其他实现债权、担保权利的费用。

## 第十一章　　合同的效力

**第 17 条** 本合同经甲、乙双方的法定代表人/主要负责人或委托代理人签字或盖章并加盖双方公章/合同专用章后生效；本合同的附件为本合同不可分割的组成部分，其效力与本合同正文效力同等。

## 第十二章　　合同的变更和解除

**第 18 条** 本合同生效后，甲、乙双方中的任何一方不得擅自变更或提前解除本合同。如需变更或解除本合同，应经双方协商一致，并达成书面协议。

## 第十三章　　争议的解决

**第 19 条** 甲、乙双方之间发生的关于本合同的一切争议，应由乙方住所地的人民法院管辖。

## 第十四章　　附则

**第 20 条** 本合同为编号为 4122010294466 《综合授信额度合同》项下的具体业务合同。

**第 21 条** 通知和送达

**21.1** 按本合同约定由任何一方发给其他方的任何通知或者书面通讯，包括（但不限于）本合同约定必须发出的任何及所有书面文件或通知，应以挂号邮寄、图文传真、专递或者其他通讯形式发出，送至本合同之第 2 页所列各方的地址；

**21.2** 如采用挂号邮寄方式，上述文件或通知在投邮后第 4 日，即视为送达和

收到之日；如采用图文传真方式，发送成功回执所示之日，即视为送达和收到之日；如采用专递方式，专递人员将上述文件或通知送达收件人地址之日，即视为送达和收到之日。如果联系方式之任何一项发生变更，相关方应在变更后 7 日内将更改后的联系方式按本条的约定书面通知对方。此后，本条约定的通知、文件或申请应按变更后的联系方式送达。

第 22 条 本合同标题仅为方便参考而设，不影响本合同条款的含义和解释。

第 23 条 本合同项下采用□进行选项时，在□内打√表示该条款适用，不适用的，在□内打×。

第 24 条 双方约定的其他事项

_____

第 25 条 本合同一式 肆 份，甲方、乙方及 担保人 各执一份，其法律效力相同。

**第 26 条 在签署本合同时，乙方就本合同的全部条款已向甲方进行了详细地说明和解释，双方对合同的全部条款均无疑义，并对当事人有关权利义务和责任限制或免除条款的法律含义有准确无误的理解。**

（以下无正文）

（本页为签署页）

本合同由甲、乙双方于 ___2010___ 年 __1__ 月 __26__ 日在_潍坊_签订。



甲方：  （盖章）

法定代表人/主要负责人：

（或委托代理人） （签字或盖章）



乙方：中国民生银行股份有限公司  （盖章）

法定代表人／主要负责人：

（或委托代理人） （签字或盖章）

## 附件一　　甲方分次提取借款的时间及金额

| 次数 | 提取时间 | 金额（大写） |
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## 附件二　　　甲方分次偿还借款的时间及金额

| 次 数 | 偿还时间 | 金 额(大写) |
|---|---|---|
| 1 | | |
| 2 | | |
| 3 | | |
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## 附件三　　支付申请书

编号：_公借贷字第2010-03021号

申请人（委托人、甲方）：潍坊昌大化工有限公司

贷款人（受托人、乙方）：中国民生银行股份有限公司　潍坊分行

根据甲乙双方签订的编号为_公借贷字第2010-03021号_的《流动资金贷款借款合同》(以下简称"《借款合同》")，乙方对《借款合同》项下借款的支付进行监管和审核，根据《借款合同》的要求，现甲方提出如下支付申请：

币种：人民币

金额：壹仟伍佰万元

用途：日常经营

*（填入与所附材料一致的借款用途）。*

甲方本次申请支付采用以下第_二_种方式：

一、　受托支付

1、甲方应向乙方提供甲方与交易对象之间的商务合同及乙方要求的其他文件资料；甲方保证该交易合同及其他文件资料真实有效，并且甲方申请支付的金额和委托应符合商务合同的约定。

2、甲方在此无条件且不可撤销的委托乙方将该笔款项根据下述支付明细予以对外支付：

| 序号 | 户名（收款人全称） | 开户行 | 账号 | 金额（精确到角分） | 款项用途 | 备注 |
|---|---|---|---|---|---|---|
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

二、 自主支付

1、甲方承诺将根据本支付申请书载明的上述用款用途使用本次申请支付的金额，甲方不得随意变更上述用途，甲方改变支付金额用途的，应取得乙方书面同意，否则甲方应按照《借款合同》承担相应违约责任。

2、甲方在此无条件且不可撤销的委托乙方将甲方本次申请支付的款项划付至甲方在乙方银行开立的下述账户：

户名： 潍坊昌大化工有限公司

账号： 410101417000271

开户行： 中国民生银行潍坊分行

甲方承诺已按照乙方要求提供了与本支付申请书相关的全部文件，并保证上述文件真实有效，否则甲方将按照《借款合同》的约定承担违约责任。

申请人（委托人）（加盖预留印鉴）：

申请（委托）日期：2016年7月2日

**后附文件：**

□ 商务合同： ＿＿＿＿＿＿＿＿＿＿（合同名称及编号）。

□ 前次自主支付的明细。

□ 乙方要求提供的其他文件： ＿＿＿＿＿＿＿＿＿＿

附件四　　　约定财务指标